April 9, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, we wish to advise that between March 30, 2012 and the date hereof, 8,287 copies of the Preliminary Prospectus, dated March 30, 2012, were distributed as follows: 4,268 copies to prospective underwriters, 3,535 copies to institutional investors, 362 copies to individuals, 93 copies to prospective dealers, 4 copies to rating agencies and 25 copies to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. New York time on April 11, 2012 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC As representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By:	/s/ Taylor Wright
Taylor Wright Managing Director (Morgan Stanley & Co. LLC)